Exhibit 99.1

VOXELJET AG ANNOUNCES CLOSING OF PUBLIC OFFERING OF ADSs

Friedberg, 22 October 2018

voxeljet AG (the “Company” or “voxeljet”) today announced the closing of its previously announced public offering of 4,860,000 American Depositary Shares (“ADSs”) at a public offering price of $2.57 per ADS (the “Public Offering Price”). The Company has also granted the underwriter a 30‑day option to purchase up to an additional 720,000 ADSs at the Public Offering Price, less the underwriting discounts and commissions, to cover over-allotments, if any.

The net proceeds of the offering to the Company were approximately $11.10 million after deducting underwriting discounts and commissions and estimated offering expenses.

Piper Jaffray & Co. acted as the sole underwriter. The offering of the ADSs was made only by means of a prospectus, copies of which can be obtained from:

Piper Jaffray & Co.

Attention: Prospectus Department

800 Nicollet Mall, J12S03

Minneapolis, MN 55402

800‑747‑3924

prospectus@pjc.com

Important Additional Information

This announcement is for informational purposes only. It is neither an offer to buy, sell, exchange or transfer securities nor a solicitation to submit an offer to purchase securities of voxeljet AG in the United States of America, Germany or any other country. Neither this announcement nor its contents may be distributed in connection with any offer in any country.

This announcement is neither an advertisement nor a prospectus and does not constitute a recommendation with respect to the securities described in this announcement.

A registration statement relating to the ordinary shares has been filed with the U.S. Securities and Exchange Commission (SEC) and has become effective. The prospectus in the registration statement, the related prospectus supplement and the other documents that voxeljet AG files with the SEC contain information about voxeljet AG and the capital increase. You may obtain the preliminary prospectus supplement for the capital increase, the registration statement and the other documents for free by visiting EDGAR on the SEC’s website located at www.sec.gov. Copies of the preliminary prospectus supplement and accompanying prospectus may also be obtained from voxeljet AG, Paul-Lenz-Straße 1a, 86316 Friedberg, Germany, Attention: Investor Relations Department, or by calling +49 821 7483 100.

Forward-Looking Statements

To the extent this document contains forward-looking statements, such statements are not statements of fact and are made using words such as "expect", "believe", "estimate", "intend", "strive", "assume" and similar expressions. These statements are an expression of the intentions, views or current expectations and assumptions of voxeljet AG and are based on current plans, estimates and forecasts made by voxeljet AG on the basis of its best knowledge, but do not constitute any statement with respect to their future accuracy. You should not place undue reliance on these statements. voxeljet AG cannot provide assurances that the matters described in this press release will be successfully completed. Forward-looking statements are subject to risks and uncertainties, which are usually difficult to predict and ordinarily not in the domain of influence of voxeljet AG. These risks and other factors are discussed in more detail in the company’s public filings with the Securities and Exchange Commission. It should be noted that actual events or developments could materially differ from the events and developments described or included in the forward-looking statements. Statements made herein are as of the date hereof and should not be relied upon as of any subsequent date. The company disclaims any obligation to update any forward-looking statements except as may be required by law.